UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of October, 2014

Commission File Number: 333-13302

ETABLISSEMENTS DELHAIZE FRÈRES

ET CIE “LE LION” (GROUPE DELHAIZE)

(Exact name of registrant as specified in its charter)*

DELHAIZE BROTHERS AND CO.

“THE LION” (DELHAIZE GROUP)

(Translation of registrant’s name into English)*

SQUARE MARIE CURIE 40

1070 BRUSSELS, BELGIUM

(Address of principal executive offices)

* The registrant’s charter (articles of association) specifies the registrant’s name in French, Dutch and English.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

October 16, 2014	FOR IMMEDIATE RELEASE

DELHAIZE GROUP THIRD QUARTER 2014 EARNINGS RELEASE DATE

Delhaize Group will announce its third quarter 2014 results (ended September 30, 2014) on Thursday November 6, 2014 at 7:00 a.m. CET. The press release will be available on Delhaize Group’s website (www.delhaizegroup.com) immediately after its publication.

Frans Muller, CEO, Pierre Bouchut, CFO, and Kevin Holt, CEO Delhaize America, will discuss the third quarter 2014 results during an investor conference call that will start at 11:00 a.m. CET on November 6, 2014. To participate in the conference call, please call +44 (0)20 3427 1918 (U.K.), +1 646 254 3361 (U.S.) or +32 2 404 0660 (Belgium), with “Delhaize” as password.

The conference call will also be broadcast live over the internet on November 6, 2014 at 11:00 a.m. CET at www.delhaizegroup.com. An audio replay of this webcast will be available at the same website starting at 02:00 p.m. CET on November 6, 2014.

» Delhaize Group

Delhaize Group is a Belgian international food retailer present in seven countries on three continents. At the end of the second quarter of 2014, Delhaize Group’s sales network consisted of 3 377 stores. In 2013, Delhaize Group posted €20.9 billion ($27.8 billion) in revenues and €179 million ($237 million) in net profit (Group share). At June 30, 2014, Delhaize Group employed approximately 152 500 people. Delhaize Group’s stock is listed on NYSE Euronext Brussels (DELB) and the New York Stock Exchange (DEG).

» Contacts

Investor Relations: + 32 2 412 2151

Media Relations: + 32 2 412 8669

Delhaize Group – Third Quarter 2014 Earnings Release Date Announcement

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ETABLISSEMENTS DELHAIZE FRÈRES ET CIE “LE LION” (GROUPE DELHAIZE)

Date: October 23, 2014	By:	/s/ G. Linn Evans
G. Linn Evans
Senior Vice President